Filed Pursuant to Rule 433
Registration Statement No. 333-259205

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

LIRNs® Linked to the EURO STOXX 50® Index
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity	• [150.00% to 170.00%] upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure beyond a 10% decline, with up to 90% of your principal at risk
Participation Rate	[150.00% to 170.00%] per unit, to be determined on the pricing date.
Threshold Value	90% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, take full downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000114036121037395/brhc10030474_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return may be less than a comparable investment directly in the stocks included in the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	RBC, MLPF&S, BofAS and their respective affiliates do not control any company included in the Market Measure, and have not verified any disclosure made by any other company.
•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.00	-90.00%
-50.00%	$6.00	-40.00%
-20.00%	$9.00	-10.00%
-10.00%(2)	$10.00	0.00%
-6.00%	$10.00	0.00%
-5.00%	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%(3)	$10.00	0.00%
2.00%	$10.32	3.20%
4.00%	$10.64	6.40%
5.00%	$10.80	8.00%
10.00%	$11.60	16.00%
20.00%	$13.20	32.00%
30.00%	$14.80	48.00%
40.00%	$16.40	64.00%
50.00%	$18.00	80.00%
60.00%	$19.60	96.00%
(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.
(2)	This is the hypothetical Threshold Value.
(3)	This hypothetical percentage change corresponds to the hypothetical Starting Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.